MECHEL REPORTS 9M 2011 OPERATIONAL RESULTS

Moscow, Russia – November 14, 2011 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M 2011 operational results.

Production and sales for 9M 2011

Production:

Product name	9 months 2011,	9 months 2010,	9 months 2011 vs 9
	thousand tonnes	thousand tonnes	months 2010, %
Coal (run-of-mine)	19,813.5	20,717.4	-4

Pig iron	2,671.5	3,075.2	-13

Steel	4,501.5	4,495.7	0

Product sales:

Product name	9 months 2011,	9 months 2010,	9 months 2011 vs 9
	thousand tonnes	thousand tonnes	months 2010, %
Coking coal	9,130.3	8,042.5	+14
concentrate*

Including coking	2,137.9	2,228.3	-4
coal concentrate supplied to Mechel enterprises

PCI	1,223.4	277.4	+341

Anthracites*	1,640.3	1,256.2	+31

Including	234.7	217.1	+8
anthracites supplied to Mechel enterprises

Steam coal*	4,946.3	5,962.7	-17

Including steam coal	1,139.1	1,401,8	-19
supplied to Mechel enterprises

Iron ore concentrate*	3,336.0	2,886.9	+16

Including iron ore	1,326.8	147,9	+797
concentrate supplied to Mechel enterprises

Coke *	2,568.6	2,756.8	-7

Including coke	1,703.5	1,849.3	-8
supplied to Mechel enterprises

Nickel	12.5	12.0	+4

Including nickel	4.6	3.5	+31
supplied to Mechel enterprises

Ferrosilicon	66.1	66.3	0

Including	22.2	18.4	+21
ferrosilicon supplied to Mechel enterprises

Chrome	43.3	43.6	-1

Including chrome	12.9	11.2	+15
supplied to Mechel enterprises

Flat products	536.1	317.0	+69

Including those	308.9	95.3	+224
produced by third parties

Long products	3,093.2	2,630.2	+18

Including those	643.0	366.5	+75
produced by third parties

Billets	1,724.3	1,689.5	+2

Including those	1,207.9	1,053.5	+15
produced by third parties

Hardware and welded	735.5	617.0	+19
mesh

Including those	56.4	21.7	+160
produced by third parties

Forgings	56.0	46,3	+21

Stampings	89.3	70.1	+27

Electric power	2,830,884.0	3,336,524.0	-15
generation (thousand kWh)

Heat power	4,790,664.0	4,781,765.0	0
generation (Gcal)

*Starting with this period, figures on product sales of Mechel OAO’s mining division include sales made within the Group.

Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the company’s 9M 2011 operational results:

“Over these nine months, the company demonstrated good results, significantly increasing its sales on several key points as compared to the same period last year. For example, favorable pricing in the foreign markets allowed us to increase coking coal concentrate sales by 14% and anthracite sales by 31%. Our iron ore business also proved itself well, with iron ore concentrate sales going up by 16%. A sharp increase in PCI sales — by 341% as compared to the same period last year — is a result of the company’s strategy of increasing production and sales of metallurgical coals.

“Coke sales over the period of 9 months declined by 7% as compared to the same period last year because of Chelyabinsk Metallurgical Plant’s decreased demand due to temporary halting of the blast furnace #5 for scheduled repairs.

“In the steel division, over these nine months we managed to increase steel product sales by 16% compared to the same period last year, including sales of steel flats and longs which went up by 69% and 18% respectively thanks to our maintaining production volumes at the company’s plants and gaining partnership ties with third parties. Also, on the back of favorable market conditions the company increased hardware sales by 19% as compared to last year’s figures.

“In the ferroalloys division, production and sales volumes remain largely stable. Ferrosilicon production declined in the 3rd quarter due to the modernization process launched at Bratsk Ferroalloy Plant, which includes replacing the furnace #4. The decline in nickel sales quarter-on-quarter is due to increased export sales which have longer ownership transfer periods.

“In the power division, heat generation was stable over these nine months as compared to the same period last year. The decline in electricity generation was due to the repairs campaign aimed to prepare for fall-winter season of 2011-2012 as well as lower electricity prices on the wholesale market. In the 4th quarter we expect an improvement in the division’s operating and financial performance.”

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For the purpose of providing more information on the mine plans of Mechel’s mining division subsidiaries, the company’s official website was updated.  We caution you this information constitutes forward-looking statements regarding future events and actual results may differ materially.

http://www.mechel.com/about/production—capacity/info.wbp?id=3ec50be3-bdde-4f71-ac1e-82357f20777d
http://www.mechel.com/about/production—capacity/info.wbp?id=3e4d4175-e025-4411-9931-1f2c231adc4b
http://www.mechel.com/about/production—capacity/info.wbp?id=d04e51b6-3f04-4024-89ca-905cfc9fd8c3
http://www.mechel.com/about/production—capacity/info.wbp?id=8e30c0cb-0a51-43c6-b46b-fb60d0365a6b
http://www.mechel.com/about/production—capacity/info.wbp?id=a1df61aa-867e-4eb0-a955-bc9083143d47

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.